FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
AUGUST 14, 2006
LJ INTERNATIONAL TO BE FEATURED IN
LATEST BUSINESSWEEK “MICRO-CAP REVIEW”
HONG KONG and LOS ANGELES, August 14, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it will be one of six companies featured in BusinessWeek’s latest “Micro-Cap Review,” to be published in September 2006.
The review focuses on firms with market capitalizations from $20 million to $500 million and outstanding growth in share value for the twelve months ending June 30, 2006. During that period, LJI’s share price rose 67%, to $3.79 from $2.27, compared to a 13% overall rise in small-cap stocks as measured by the Russell 2000 index.
Yu Chuan Yih, LJI Chairman and CEO, commented, “We are delighted that LJI is included among just six firms in the latest Micro-Cap Review. This recognition is especially gratifying because it is based on the company’s achievement of its primary strategic goal, the enhancement of shareholder value. Over the one-year period covered by the review, we delivered strong revenue growth and consistent profitability, and the investment community responded by sharply raising our share price. Of course, we aim to continue this success story in the months and years to come.”
To be added to the LJI’s investor lists or to participate in any upcoming institutional investor meetings, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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